Exhibit 2(b).1.4
SUPPLEMENTARY PROSPECTUS DATED 6 MARCH 2006
National Grid plc
(incorporated with limited liability in England and Wales on 11 July 2000 under registered number 4031152)
National Grid Electricity Transmission plc
(incorporated with limited liability in England and Wales on 1 April 1989 under registered number 2366977)
Euro 6,000,000,000
Euro Medium Term Note Programme
This Supplement (the “Supplement”) to the Prospectus dated 18 August 2005, as amended and supplemented by Supplementary Prospectuses dated 26 August 2005 and 17 November 2005, respectively (together, the “Prospectus”), which comprises a base prospectus for each of National Grid plc (“National Grid”) and National Grid Electricity Transmission plc (“NGET”) (each an “Issuer” and together, the “Issuers”), constitutes (i) a supplementary prospectus in respect of the base prospectus for National Grid for the purposes of Section 87G of the Financial Services and Markets Act 2000 (the “FSMA”) with regard to National Grid and (ii) with the exception of information contained in the 6th paragraph of this Supplement, a supplementary prospectus (the “NGET Supplement”) in respect of the base prospectus for NGET for the purposes of Section 87G of the FSMA with regard to NGET. This Supplement is prepared in connection with the Euro Medium Term Note Programme (the “Programme”) established by National Grid and NGET. Terms defined in the Prospectus have the same meaning when used in this Supplement.
This Supplement is supplemental to, and should be read in conjunction with, the Prospectus and any other supplements to the Prospectus issued by the relevant Issuer.
National Grid accepts responsibility for the information contained in this Supplement. To the best of the knowledge of National Grid (having taken all reasonable care to ensure that such is the case) the information contained in this Supplement is in accordance with the facts and does not omit anything likely to affect the import of such information.
NGET accepts responsibility for the information contained in the NGET Supplement. To the best of the knowledge of NGET (having taken all reasonable care to ensure that such is the case) the information contained in the NGET Supplement is in accordance with the facts and does not omit anything likely to affect the import of such information.
To the extent that there is any inconsistency between (a) any statement in this Supplement and (b) any other statement in, or incorporated by reference in, the Prospectus, the statements in this Supplement will prevail.
Save as disclosed in this Supplement, no significant new factor, material mistake or inaccuracy relating to information included in the Prospectus has arisen or been noted, as the case may be, in relation to National Grid since the publication of the Supplementary Prospectus dated 17 November 2005.
Save as disclosed in this Supplement, no significant new factor, material mistake or inaccuracy relating to information included in the Prospectus has arisen or been noted, as the case may be, in relation to NGET since the publication of the Supplementary Prospectus dated 17 November 2005.

Acquisition of KeySpan
The following text is extracted from the announcement issued by National Grid on 27 February 2006:
“National Grid and KeySpan today announce that they have reached agreement under which National Grid will acquire KeySpan for $42.00 (£24.00) per share in cash. The terms of the agreement value the equity of KeySpan at approximately $7.3 billion (£4.2 billion) and the enterprise value of KeySpan at approximately $11.8 billion (£6.7 billion) (including estimated net debt of approximately $4.5 billion (£2.6 billion) as at 31 December 2005).
KeySpan is a major US energy delivery company. It is the largest distributor of natural gas in the North-eastern US and the fifth largest in the US, with approximately 2.6 million customers in New York, Massachusetts and New Hampshire. In addition, it operates an electricity transmission and distribution system serving approximately 1.1 million customers in New York, under a contract with the Long Island Power Authority (LIPA). KeySpan also owns and operates 6.7 GW of generation capacity in New York. Its other assets include investments in natural gas pipeline and storage assets.
Acquisition benefits
KeySpan is an excellent strategic and operational fit with National Grid and a natural extension of National Grid’s business. Together with the recently agreed acquisition of the Rhode Island gas distribution assets from Southern Union Company, the acquisition of KeySpan will build upon National Grid’s successful track record in the US.
•	KeySpan’s gas distribution and electricity distribution and transmission businesses operate in states where National Grid already has a presence and where it has strong regulatory relationships. The geographic fit between the two companies will facilitate the implementation of efficiency initiatives across the enlarged Group.

•	The Acquisition will allow National Grid to deploy its core skills of owning and operating network infrastructure within an incentive-based regulatory environment across a larger rate base.
In addition, National Grid will have a stronger US growth platform across its distribution business including building on KeySpan’s investments in gas pipelines and gas storage.
National Grid believes the Acquisition will create significant value and deliver a return on invested capital greater than National Grid’s cost of capital. It is expected to be earnings and cash flow enhancing1 in the first full year following Completion.
National Grid expects to:
•	Deliver identified integration savings of $200 million per year, through the rationalisation of overlapping functions and the sharing of best practices.

•	Unlock additional organic growth by investing in KeySpan’s gas distribution business.

•	Invest in other growth opportunities including gas pipelines and storage.
Generation
KeySpan’s well managed generation business includes plants on Long Island (4.2 GW) which operate under agreements that purchase their full production capacity on a full cost pass through basis. The remaining 2.5 GW of capacity is located within the constrained New York City ‘load pocket’.

[1]	On a Business Performance basis.

Management
Following Completion, Michael E. Jesanis will continue as CEO of the enlarged National Grid USA and Bob Catell, Chairman and CEO of KeySpan, will join the Board as Deputy Chairman of National Grid and Chairman of National Grid USA.
Financing
National Grid intends to finance the Acquisition wholly from borrowings. National Grid expects that its credit ratings post Completion will be downgraded by no more than one notch and it remains committed to its ratings target of an A range for both of its rated UK operating companies.
Financial Results
For the year ended 31 December 2004, KeySpan reported earnings before interest, tax, depreciation and amortisation of $1.5 billion (£0.9 billion) on revenues of $6.7 billion (£3.8 billion), and had net assets of $3.9 billion (£2.2 billion)2. KeySpan’s gas and electricity delivery businesses accounted for 66 per cent. of its operating income for the year ending 31 December 2004, and 75 per cent. of its assets as at that date. The corresponding figures for generation are 33 per cent. and 17 per cent. respectively.
Completion
The Acquisition is subject to a number of conditions, including approval by National Grid’s and KeySpan’s shareholders as well as certain regulatory and other consents and approvals in the US. The principal regulatory approvals required are from the Federal Energy Regulatory Commission and the states of New York and New Hampshire. The Acquisition also requires clearance under US anti-trust and foreign investment laws. National Grid is targeting Completion to take place by early 2007.”
For ease of reference, in the above statement: (i) all currency conversions between pounds sterling and US dollars have been made at a rate of $1.75: £1.00; and (ii) financial information for KeySpan is presented in US GAAP.
Amendment to the Terms and Conditions
The Terms and Conditions of the Instruments have been amended pursuant to a Third Supplemental Trust Deed between the Issuers and the Trustee dated 6 March 2006 by the deletion of the previous Conditions 4.3 (ii) and (iii) and the addition of the following paragraphs as new Conditions 4.3(ii) and (iii):
(ii)	Delay in publication of Index if sub-paragraph (i) of the definition of Index Figure is applicable: If the Index Figure which is normally published in the seventh month and which relates to the eighth month (the “relevant month”) before the month in which a payment is due to be made is not published on or before the fourteenth business day before the date on which such payment is due (the “date for payment”), the Index Figure applicable to the month in which the date for payment falls shall be (1) such substitute index figure (if any) as the Trustee considers to have been published by the United Kingdom Debt Management Office or the Bank of England, as the case may be, for the purposes of indexation of payments on the Reference Gilt or, failing such publication, on any one or more issues of index-linked Treasury Stock selected by an Indexation Adviser (and approved by the Trustee) or (2) if no such determination is made by such Indexation Adviser within seven days, the Index Figure last published (or, if later, the substitute index figure last determined pursuant to Condition 4.3(i)) before the date for payment.

(iii)	Delay in publication of Index if sub-paragraph (ii) and/or (iii) of the definition of Index Figure is applicable: If the Index Figure relating to any month (the “calculation month”) which is required to be taken into account for the purposes of the determination of the Index Figure for any date is not published on or before the fourteenth business day before the date on which such payment is due (the “date for payment”), the Index Figure applicable for the relevant calculation month shall be

[2]	US GAAP.

(1) such substitute index figure (if any) as the Trustee considers to have been published by the United Kingdom Debt Management Office or the Bank of England, as the case may be, for the purposes of indexation of payments on the Reference Gilt or, failing such publication, on any one or more issues of index-linked Treasury Stock selected by an Indexation Adviser (and approved by the Trustee) or (2) if no such determination is made by such Indexation Adviser within seven days, the Index Figure last published (or, if later, the substitute index figure last determined pursuant to Condition 4.3(i)) before the date for payment.